SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 1)

DIGITAL IMPACT, INC.

(Name of Subject Company)

DIGITAL IMPACT, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

25385G 10 6

(CUSIP Number of Class of Securities)

William Park

President, Chief Executive Officer and Chairman of the Board of Directors

177 Bovet Road, Suite 200

San Mateo, California 94402

(650) 356-3400

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Selim Day, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12 East 49th Street

New York, NY 10017

(212) 999-5800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is to amend and supplement Item 5 of the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Digital Impact, Inc. (the “Company”) on April 1, 2005.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

Item 5 is hereby amended and supplemented by adding the following at the end of the section with the subheading Credit Suisse First Boston:

Pursuant to the terms of an engagement letter, Credit Suisse First Boston will receive a transaction fee of approximately $2.8 million for its services, of which approximately $2.1 million is contingent upon the consummation of the Offer. Credit Suisse First Boston will also receive a fee for rendering its opinion, which fee to the extent paid will be credited against the transaction fee. Pursuant to the terms of the engagement letter, in the event that the Offer is not consummated, Credit Suisse First Boston would receive a fee of $2.0 million if a majority of the Board of Directors is comprised of members nominated by the Company as of the earlier of (i) immediately after the Company’s next annual stockholders meeting or (ii) August 31, 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIGITAL IMPACT, INC.
Dated: April 19, 2005
/s/ David Oppenheimer
David Oppenheimer
Sr. Vice President, Chief Financial Officer and Treasurer